FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For March 19, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for March 19, 2007 and incorporated by reference herein is the Registrant’s immediate report dated March 19, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Oranit Berko —————————————— Oranit Berko Corporate Controller

Dated: March 19, 2007

Volvofinans Selects BluePhoenix Value-Driven Modernization Solution to Accelerate
Delivery of Credit Card Application Features for Customers, Reduce TCO by 40%

COPENHAGEN, Denmark & HERZLIA, Israel – March 19, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that it was selected by Volvofinans Group, which is jointly owned by Ford and Volvo dealers, to modernize its mission-critical credit system.

The system is used by 70 dealers in Sweden and interfaces with over 100 vendors. By modernizing this core back office application to Java, Volvofinans will be able to deliver new application features for customers more quickly and respond rapidly to changing business requirements. The company also expects to lower the credit card system’s Total Cost of Ownership (TCO) by 40% annually.

Volvofinans Group has assets of more than $3.4 billion. The organization supports the sales of Volvo and Renault products by providing credit, loans and leasing. With over one million credit cards in circulation, the Volvo card is one of Sweden’s most popular credit cards and can be used to buy anything from cars and tires to gas and candy.

“Our motivation for undergoing a full platform migration was to build the future foundation of our business and improve our work procedures, while saving on the IDMS database maintenance costs,” said Arne Hansson, IT Manager, at Volvofinans IT AB. “We chose BluePhoenix Solutions for its tool’s capability to preserve application business logic, while moving to a modern environment. The modernized application will allow faster development of new application features so that we can more rapidly respond to our customers’ needs.”

Using BluePhoenix™ DBMSMigrator for ADSO/IDMS to Java, BluePhoenix Solutions will automatically migrate Volvofinans’ proprietary application from z/VM/ADSO/IDMS to Linux/Java/DB2 UDB. BluePhoenix will transform language, database, user interface and platform, resulting in a complete modernized environment.

Volvofinans Group chose the BluePhoenix Solutions tool because of its ability to migrate IDMS/ADSO applications to a relational database environment, without compromising the quality, performance, or the future scalability of the database and the migrated application. The enhanced development environment will provide more flexibility and application development speed with reduced maintenance costs and dependence on aging technologies and diminishing skills set.

“Many companies like Volvofinans Group are facing a ‘legacy dilemma’,” said Theis Eichel, general manager, Northern and Central Europe at BluePhoenix Solutions. “Their systems are inflexible, proprietary and expensive to maintain, yet they are mission critical. If one stops working, business may grind to a halt. BluePhoenix is addressing this issue by creating tools like DBMSMigrator for ADSO/IDMS to Java to modernize legacy applications without decommissioning them. For Volvofinans this means reduced development time, increased scalability and improved flexibility to better meet customer requirements.”

DBMSMigrator for ADSO/IDMS to Java can be deployed on any Java/J2EE supported operating systems such as Unix, Linux, Windows, z/OS (IBM mainframe), and OS/400 (iSeries, formerly AS/400) accessing any relational database.

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix’s offering includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting and renewal. Leveraging over twenty years of best practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix’s solutions serve companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling and TEMENOS. BluePhoenix has 12 offices in the U.S., UK, Denmark, Germany, Italy, Romania, Cyprus and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
+1 781-652-8945
tcohen@bphx.com